LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

July 28, 2006

Via Edgar and Overnight Deliver

Mr. Russell Mancuso, Branch Chief

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Sun World Partners, Inc. (the "Company")

Amendment No. 2 to Registration Statement on Form SB-2

Filed June 23, 2006

File No. 333-132472

Dear Mr. Mancuso:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 3 to Sun World Partners, Inc.’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 3 was filed via Edgar, with a submission date of July 28, 2006.

Below are the comments from your comment letter regarding Sun World's Form SB-2, each followed by Sun World’s responses thereto.

General

Comment

1.

Please add a recent developments section to discuss any material events concerning your results of operations, liquidity and capital resources since February 28, 2006.

Response

We have added a recent developments disclosure to May 31, 2006, under Item 17.  Management’s Discussion and Analysis or Plan of Operation, at the end of the subheading - Management’s Discussion and Analysis of Financial Condition and Results of Operations which reflects our unaudited May 31, 2006 year end information.  We have disclosed that the information is not audited and the numbers represent expected results.

Competition and Competitive Strategy, page 19

Comment

2.

We note your response to comment 1.  Please provide us details regarding the scope of your internet search, including the search terms used.

Response

Based on Mrs. Coonfer’s conversation with Mr. Tom Jones from your office, we have attached to this letter as supplemental information the details regarding the scope of our internet search and the results determined from that search.

Certain Relationships and Related Transactions, page 27

Comment

3.

Please refer to prior comment 4.  Please expand the fourth paragraph of this section to disclose the loan balance as of the most recent practical date.

Response

The revision noted by this comment has been made.  We have updated our disclosure to reflect the loan balance as at June 30, 2006.

Compensation, page 29

Comment

4.

Please update this section for the fiscal year ended May 31, 2006

Response

The revision noted by this comment has been made.  We have updated our disclosure to reflect the compensation paid for the fiscal year ended May 31, 2006.

Recent Sales of Unregistered Securities, page 32

Comment

5.

Please refer to prior comment 6.  Please reconcile the disclosure on page F-12 with the disclosure in this section.  Also, the issuance of shares in a recapitalization should be disclosed in this section based on Item 701 of Regulation S-B.

Response

The revision noted by this comment has been made.  Pursuant to your conversation with Mrs. Coonfer, we have reconciled with the disclosure on page F-12 to better describe the issuances and we have included the issuance of shares in the recapitalization.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.

At your request we conducted a search on the internet using three common search engines:

Google

MSN

And Yahoo

In order to investigate potential competition in the Calgary marketplace for unique Mexican furnishings such as those sold at Tiempo de Mexico.

Here are the results:

(1) Google:   Search criteria – Mexican Furniture Calgary AB

Results:

Sponsored Links

Durango Trail
durangotrail.com/      Rustic Mexican Pine Furniture Largest Selection in Western Canada

Mexican Furniture & Decor
DirectFromMexico.com      Free Shipping. Rustic pine, alder, mesquite, equipale & old wood.

Calgary & Area Furniture Dealers: Furniture Dealers in Calgary ...

One of the largest selections of Mexican pine furniture in Western Canada. Address: . Bragg Creek AB T0L 0K0 Send an Email Send an Email (13) Telephone 1 ...
www.discovercalgary.com/BusinessIndex/FurnitureDealers/ - 46k - Cached - Similar pages

Calgary Caterers Restaurants: Caterers Restaurants in Calgary, Alberta

Mexican cooking and catering are also available. Address: 1512 - 11th Street SW Calgary AB Canada T2R 1G9 Send an Email Send an Email (5) Telephone 1 403 ...
www.discovercalgary.com/Calgary/RestaurantsBars/Caterers/ - 99k - Cached - Similar pages lane furniture calgary

Calgary Couches - AB Couches at Respond Office Furniture ... H & K Furniture Warehouse Ltd 5 1825 32 ave ne, Calgary, AB T2E7C8 (403) 250-9764 . ... 5784.part30.opnjp8.com/ - Similar pages

 Review of the links provided above shows that the number 1 search result – Durango Trail, is not located in Calgary and has no location in Calgary  for direct competition although they ship throughout Western Canada and offer a vast selection of Mexican furniture products. They also do not carry a range of accessories and pottery.    The third link “Calgary & Area Furniture Dealers” is another link to Durango Trail.  The remaining results are not located in Calgary or are simply responses to the tag words “Calgary” and “Furniture” and do not provide details on establishments selling Mexican furniture and fixtures.

(2) MSN:   Search criteria – Mexican Furniture Calgary AB

Results:

•

 - www.. lafuente com

A huge selection of high-quality Mexican furniture at affordable prices. One year warranty included. Dozens of sale items -...

•

 - www.rusticoshacienda.com

Discover the traditional beauty of Mexico in your Home. Rusticos Hacienda provides handpainted, Equipales, Rustico and other...

•

 - www.directfrommexico.com

Free shipping. Rustic pine furniture and Southwest home accessories. Pine, mesquite and alder furniture for every room....

•

BlackFoot Inn Calgary, AB Canada

Calgary, BlackFoot Inn Calgary, AB Canada Room with 1 or 2 Queen ... Country Pine Furniture Sunterra Marketplace ... For example: the penalty period for bookings at Mexican ...

o

www.webtransact.com/hotel/brochure.html?hotel_id=2476808&af_id=349301

o

Cached page

o

15/07/2006

•

Hampton Inn and Suites Calgary AB, Canada

Calgary, Hampton Inn and Suites Calgary AB, Canada Room with 2 ... Country Pine Furniture; Sunterra Marketplace Campers Village ... For example: the penalty period for bookings at Mexican.

A review of the top links from the MSN search engine reveals there are no relevant results.  The top three links do sell Mexican furniture and ship to Canada but are located in the United States.  The remaining links provide results based on the key search words “Calgary” and “Furniture” neither of which produce any competitive retailers for Tiempo.

(3) Yahoo.ca:   Search criteria – Mexican Furniture Calgary AB

Results:

•

classifieds.allaboutcalgary.com Free listings. Buy or sell new or used Furniture in Calgary, Alberta, Canada.

1.

Calgary & Area Furniture Dealers: Furniture Dealers in Calgary & Area, Alberta

... Calgary & Area Furniture Dealers. A WorldWeb.com travel guide to Furniture Dealers in ... selections of Mexican pine furniture in Western Canada. Address: . Bragg Creek AB T0L 0K0 ...

www.discovercalgary.com/BusinessIndex/FurnitureDealers - 45k -  - More pages from this site -

2.

RV Calgary - free articles, resources, tips and advice on Calgary

Calgary: All the information you need about visiting, living, working, or moving to Calgary ... Edmonton Ab Bargain Finder Calgary Bargain ... cigarettes calgary bargain finder newspaper homemakers furniture homemaker ... mexican no prescription online pharmacy calgary bargain ...

www.rvcalgary.com/bargainfindercalgary - 75k -  - More pages from this site -

3.

calgary dining

... mexican restaurant. restaurant houston ... Nearest major airport: Calgary, AB, Canada (YYC-Calgary Intl ... Chair Contemparary Furniture Dining Room Furniture Calgary Dining Room Furniture ...

www.refinedrestaurants.com/calgarydining - 59k -  - More pages from this site -

4.

Beyond.ca - Car Forums - Mexican store

... in the city that specializes in Mexican funiture and such ... don't specialize in Mexican crafts/furniture, but I've seen some ... worked in some mexican store in Calgary and he wants ...

forums.beyond.ca/showthread.php?threadid=11964 - 61k -  - More pages from this site -

Again a review of the search results provides little information on potential competitors located in Calgary.  The initial search result directs you to the Calgary classifieds where one can find used and new furniture of all types.  The second search result again brings you to Durango Trail after following the trail of “links”.  All remaining search results were completely unrelated.

Searches performed using “Calgary Mexican Furniture” and “Furniture Mexican Calgary” provide the same results as above on all three websites.